UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2011.
Commission File Number: 001-31221
Total number of pages: 32

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: April 27, 2011	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations
Information furnished in this form:

1.	Restoration Status for Damage Caused by the Great East Japan Earthquake and Future Responses

NTT DOCOMO, INC.
President and CEO: Ryuji Yamada
Tokyo Stock Exchange: 9437
London Stock Exchange: NDCM
New York Stock Exchange: DCM
April 27, 2011
Restoration Status for Damage Caused by
the Great East Japan Earthquake and Future Responses
We wish to express our deepest condolences to all those affected by the Great East Japan Earthquake.
Attached please find the press release entitled “Restoration Status for Damage Caused by the Great East Japan Earthquake and Future Responses,” which was announced today by NTT DOCOMO (“DOCOMO”), together with its parent company, Nippon Telegraph and Telephone Corporation (“NTT”) and other NTT Group companies. In addition, please find the presentation entitled “Great East Japan Earthquake: Damage and Restoration Status,” which was announced by DOCOMO and NTT.
# # #
For further information, please contact:
Investor Relations Department
Tel: +81-3-5156-1111
Inquiries may also be made through the following URL: http://www.nttdocomo.com/contact
About NTT DOCOMO
NTT DOCOMO is a world-leading mobile operator and growing provider of comprehensive services centered on mobility. The company serves over 58 million customers in Japan via advanced wireless networks, including a nationwide 3G network and one of the world’s first commercial LTE networks. Leveraging its unique capabilities as a mobile operator, DOCOMO is a leading developer of cutting-edge technologies for NFC mobile payments, mobile GPS, mobile TV, intuitive mobile assistance, environmental monitoring, smart grids and much more. Overseas, the company provides technical and operational expertise to eight mobile operators and other partner companies. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. Please visit www.nttdocomo.com for more information.

April 27, 2011
Nippon Telegraph and Telephone Corporation
Nippon Telegraph and Telephone East Corporation
NTT DOCOMO, INC.
NTT Communications Corporation
Restoration Status for Damage Caused by
the Great East Japan Earthquake and Future Responses
NTT Group has been making concerted efforts to restore damaged facilities and services following the Great East Japan Earthquake that occurred on March 11, 2011. That restoration work, originally scheduled for near completion by the end of April, will soon be completed. This release provides information regarding, among other things, the completed restoration activities, the financial impact on NTT Group, and future responses.
1. Status of communications facilities and service restoration
NTT Group created and has been executing its plan to have its exchange offices and base stations restored (except for certain areas where restoration is physically difficult, such as areas surrounding the nuclear power plant and areas with physically damaged roads, tunnels, etc.) by the end of April through, among others, renewal of power supplies and equipment and re-installing relay transmission lines, repair of relay transmission lines to mobile base stations using emergency fiber optic cable and entrance microwave system, and area remedies for mobile phones using large zone schemes where a single station covers multiple stations. NTT Group has been working faster than the original pace, scheduled for near completion by the end of April, for areas where restoration was considered physically difficult, such as areas surrounding the Fukushima Daiichi Power Plant (the “nuclear power plant area”) and areas with accessibility issues due to road and tunnel damage. As a result, NTT expects to complete restoration for these areas ahead of schedule.
As a result, NTT expects restoration to be mostly complete by the end of April for exchange office buildings and mobile base stations in areas where customers currently reside. As for the nuclear power plant area, customer residential areas and the nuclear power plant operation area have been restored as well. NTT Group will aim to restore areas where difficulties remain for customers to reside due to extensive damage to their homes, at the same pace roads and other infrastructure are restored.

•	Status of restoration for NTT East exchange offices with service disruptions

				April 30
	March 28	April 26		(scheduled)
Iwate	21	0		0
Miyagi	23	4		0
Fukushima	2	0		0
Total (excluding nuclear power plant area)	46	4		0
Nuclear power plant area	9	3		3
		2	*1	2	*1

*1	Small island regions experiencing island evacuation
•	Status of restoration for NTT DOCOMO’s base stations with service disruptions

			April 30
	March 28	April 26	(scheduled)
Iwate	184	22	16	*2
Miyagi	97	4	1	*2
Fukushima	26	1	1	*2
Total (excluding nuclear power plant area)	307	27	18	*2
Nuclear power plant area	68	17	17

*2	Areas experiencing construction difficulties, including severed roads
•	Status of service restoration by NTT Communications
Regarding corporate data communications services, such as IP-VPN and e-VLAN, a maximum of approximately 15,000 circuits in the Tohoku region were not available, but the relay networks are now restored. The approximate 100 circuits that are experiencing service disruptions are expected to recover service through restorations of access lines and customers’ facilities.
2. Future actions in light of damage from the Great East Japan Earthquake
With the Great East Japan Earthquake, telecommunication facilities were impacted in unprecedented ways. Being the fourth strongest earthquake ever recorded in history, the Great East Japan Earthquake and the related tsunamis, caused the destruction and submersion of communication facilities, the failure of communications equipment resulting from power outages and the depletion of emergency power resources (batteries) from widespread and long-term scheduled power outages. The increased variety of means for information exchange with the advancement of mobile phones and the Internet was remarkable.

NTT Group reconfirmed the vitality of communication services in society, and in light of the above events, will advance its efforts as stated below.
•	Development of disaster-resistant networks and prompt recovery methods
• Distribute key functions across regions and implement multiple routes in preparation against wide area disasters
• Improve power capacity to withstand widespread and long-term power outages
•	Secure prompt reconnection for local relief sites
• Increase the use of satellite and wireless communications, etc.
•	Secure means of information distribution after disasters
• Greater responsiveness to communication needs directly following a disaster, such as safety confirmation (countermeasure against service congestion)
• Consider measures to correspond to the diversification of customer needs, which are shifting from using voice communications to e-mail and the Internet
•	Provide services and solutions useful during a disaster and during recovery
• Support for local governments, medical care, and schools, etc.
For initiatives that will be difficult for NTT Group to implement independently, efforts will be made in collaboration with the central and local governments.
3. Financial impact (estimate) on NTT Group

Fiscal year ending
	Fiscal year ended	March 31, 2012
Damage status	March 31, 2011	and onwards
NTT East
•     Damage to exchange office buildings
Demolished: 18 buildings
Submerged: 23 buildings
•     Damage to telephone poles Flooded /collapsed: approximately 65,000 poles (coastal areas)
•     Transmission lines and switchboards washed away or physically damaged
Relay transmission lines:
90 routes disconnected (excluding nuclear power plant area)
Aerial cables:
approximately 6,300 km (coastal areas)
	Approximately 20.0 billion yen (profit/loss)	Approximately 40.0 billion yen (CAPEX) Approximately 20.0 billion yen (profit/loss)

Fiscal year ending
		Fiscal year ended	March 31, 2012
Damage status		March 31, 2011	and onwards
NTT DOCOMO	• Damage to base stations Number of stations requiring restoration: 375 (including 68 stations within 30km radius surrounding the nuclear power plant)	Approximately 6.0 billion yen (profit/loss)	Approximately 10.0 billion yen (CAPEX) Approximately 10.0 billion yen (profit/loss)

*	The financial impact including other NTT Group companies on the NTT Group consolidated financial results for the fiscal year ended March31, 2011 is approximately 30.0 billion yen (excluding donations)

For further information, please contact:
Nippon Telegraph and Telephone Corporation,
Public Relations Office
Tel.: +81-3-5205-5550

Nippon Telegraph and Telephone East Corporation,
Public Relations Office
Tel.: +81-3-5359-3711

NTT DOCOMO, INC.,
Public Relations Office
Tel.: +81-3-5156-1366

NTT Communications Corporation,
Public Relations Office
Tel.: +81-3-6700-4010

(reference)
* figures in [____] are as of the March 30 press conference
Main Activities for Securing Means of Communication

Securing Means of Communication and Use of ICT	Fixed-line & Mobile	Installation of special public phones using portable satellite equipment (approximately 3,600 phones) [approximately 2,300 phones]

Deployment of mobile base stations (approximately 31 units) [approximately 30 units]

Rental of free satellite mobile phones (approximately 900 units) [approximately 870 units]

Rental of free mobile phones (approximately 2,100 units) [approximately 1,440 units]

Installation of free battery recharging station (approximately 410 stations)

	Internet	Deployment of free Internet booths (336 locations) [138 locations]

Cooperation with other carriers in providing broadband environments through the Internet, as a means of obtaining information

Rental of tablet devices (approximately 670 units) [approximately 180 units]

Provision of free access to public wireless LAN services (FLET’S Spot, etc.)

Free for those affected individuals and persons engaged in volunteer activities

Support Using ICT	Provision of portal sites to provide livelihood support information to affected persons (operation status of evacuation sites, water supply locations and stores, etc.)

	Government field	• Free provision to government agencies, etc. of map data and aerial photographs before and after the disaster

Medical field	• Implement remote health consultations via video telephones, etc., at evacuation sites

Planned for Kurihara City in Miyagi Prefecture and Tono City in Iwate Prefecture to support the activities of the Continuous Care and Cure Network Project (C3NP), a volunteer organization

	Education field	• Free provision of a comprehensive contact system for communication from schools to parents and guardians

• Support for the creation of student learning environments

Considering the provision of problem set materials for tablet devices, etc. by collaborating with partner companies and experienced educators in the education field.
Major Efforts in Providing Life Support to the Affected People

Safety Confirmation	Disaster emergency message dial (approximately 3.30 million uses) [approximately 3.17 million uses]

Disaster emergency broadband message board (approximately 0.26 million uses) [approximately 0.24 million uses]

Disaster message board (approximately 4.25 million uses) [approximately 3.79 million uses]

Message saving
Delivering saved messages, received from the affected person, to the intended recipient on their behalf.

Life Support	Provision of Company residences (54 residences: approximately 3,400 houses) [43 residences:
approximately 3,000 houses], • land, etc. (12 premises)

     Provided as living space for affected people at the local government’s request.

Provision of free telephones to temporary housing, etc. (initially arranged for 30,000 telephones)

Other	Donation of 1 billion yen from NTT Group

Donations through affected area support charity site and members service point exchange program

Waiver of telephone basic charges, etc. for the periods that communication services were unavailable

Use of agricultural products, farmed in the affected area, at the company cafeteria

Great East Japan Earthquake: Damage and Restoration Status Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^ NTT DOCOMO, INC. Apr. 27, 2011

Forward-Looking Statements This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: (1) Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses. (2) Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. (3) The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. (4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. (5) Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group's mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services. (6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. (7) As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. (8) Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image. (10) Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. (11) Natural disasters, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failures in the networks, distribution channel and/or other factors required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image. (12) Concerns about wireless telecommunication health risks may adversely affect our financial condition and results of operations. (13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

^ Restoration Status of Service Areas Service interrupted Damage and Restoration Status As of Mar. 12 Direct damage from earthquake/tsunami (physical damage/ submersion, etc.) Transmission line disruption due to earthquake (optical fiber, etc.) Battery run-out due to long hours of power outage Service available Principal reasons for service disruption As of Apr. 26 Restored service areas to almost pre-earthquake levels 4,900 base station equipments disrupted in Tohoku

Restoration Progress & Outlook (Excluding areas within 30km radius of Fukushima Daiichi Nuclear Plant) ^Schedule for restoration: 248 stations by April 30, 2011; 59 stations by May 31, 2011; total 307 stations ^Complete restoration of 242 stations out of 248 stations planned to be restored by Apr. 30, 2011 (98%) ^Complete restoration of 289 stations out of total 307 stations to be restored (94%) ^Aim to complete restoration of remaining 18 stations by May 31, 2011 Apr. 30 (planned) As of Mar. 28 Apr. 26 248 (Scheduled for completion by Apr. 30) 59 (Scheduled for completion by May 31) Completed 280 47 (Originally scheduled for May) 15 289 12 6 12 Mountain areas, roads, tunnels, etc. Difficult to access due to road damage, etc. 47 (Originally scheduled for May) Microwave transmission: 44 Satellite circuit: 26 Optical fiber/ stopgap optical fiber: 152 Large zone from mountain top, etc.: 67 Restoration methods

Restoration Using Optical Fiber/Stopgap Optical Fiber Connected with existing optical fiber Installed stopgap optical fiber Use of existing optical fiber : existing optical fiber : Stopgap optical fiber Installed temporary optical fiber aggregation node to replace damaged aggregation node

Restoration Using Large Zone Scheme Actively apply large zone scheme* in high-elevation base stations * a method that covers areas normally covered by multiple stations with a single station Countermeasure

Restoration Using Microwave Transmission Disrupted optical fiber Countermeasure

Restoration Using Satellite Circuits Disrupted optical fiber, damage from tsunami Countermeasure

Restoration Status (Areas within 30km radius of Fukushima Daiichi Nuclear Plant) ^Completed restoration of 51 stations out of total 68 stations located within 30km radius of Fukushima Daiichi Nuclear Plant (75%) Apr. 30 (planned) As of Mar. 28 Apr. 26 68 17 Completed 51 17 Optical fiber/ stopgap optical fiber: 23 Large zone from mountain top, etc: 28 51 Restoration methods

Restoration Status (Areas near Fukushima Daiichi Nuclear Plant)

・Initiatives for restoring coverage in areas within 30km radius of Fukushima Daiichi Nuclear Plant



NTT buildings
Base stations
30KM
20KM
10KM
10KM
①
②
③
④
⑤
⑥
Hara-machi
Daiichi Nuclear Plant
Daini Nuclear Plant
J Village
Iwaki

Initiatives	Date	Outcome
① On-site inspection of disrupted base stations within 20-30km radius	Mar. 31-Apr. 1	Inspected 7 base stations (status of equipment, conditions of nearby areas)
② Deployment of satellite mobile base station vehicle to J-Village (Taruha-cho, Fukushima)	Apr. 1	Restored coverage including indoors for the base camp of nuclear plant task force in J-Village (approx. 500 responders)
③ Resetting of base station transmission equipment (in Katsurao-mura, Fukushima)	Apr. 6	Restored services of 2 base stations
④ Installation of high-performance antenna for areas close to Fukushima Daiichi Nuclear Plant (Iwaki, Fukushima)	Apr. 13	Restored coverage in areas near Fukushima Nuclear Plant and along Route 6
⑤ Replacement of transmission lines for areas along Joban Expressway (sections between Iwaki, Banjo-Tomioka and Haramachi)	Apr. 13	Restored service of 13 base stations through optical fiber connection

9

Restoration of Areas (within 20km from Fukushima **Daiichi Nuclear Plant**)

- **Installed a high-performance antenna in a base station approx. 25km away from Fukushima Daiichi Nuclear Plant to restore coverage in areas close to the nuclear plant and along Route 6**
- **Replaced transmission line to restore service**



Before (Apr. 6)
Fukushima Daiichi Nuclear Plant
Fukushima Daini Nuclear Plant
Approx. 25km
J-Village
Site installed with high-performance antenna



After (Apr. 13)
Fukushima Daiichi Nuclear Plant
Route 6
Fukushima Daini Nuclear Plant
J-Village
20Km
30Km
Base stations restored by replacing transmission line
Areas restored by high-performance antenna+ transmission line replacement

Map use approval: (c) Obunsha No. 53G014

10

Coverage restoration by using high-performance antenna (Base station site in Iwaki-city: Installed on Apr. 13) Restoration of Areas (within 20km from Fukushima Daiichi Nuclear Plant) Coverage restoration at J-Village (Taruha-cho) (Deployed satellite mobile base station vehicle on Apr. 1) Base station restoration by replacement of transmission line (Exchange office in Tomioka-city: Replaced on Apr. 13)

DOCOMO Group Organization for Restoration

- Mobilized a total of some 4,000 people, mainly from the Tohoku Regional Office with help from DOCOMO headquarters, other Regional Offices, other group companies and partner companies, to make an all-out effort to restore communication services.
- Employed stopgap repair measures deploying mobile base station vehicles and satellite circuits, and provided evacuation shelters with satellite phones and other mobile handsets and devices to secure communication in areas where service was disrupted.

Extensive resource mobilization

(Principal support activities)

- Deployment of satellite mobile base station vehicles
- Deployment of mobile power supply vehicles
- Provision of satellite mobile phones


DOCOMO Regional Offices
DOCOMO Group companies
Disaster-stricken areas
Partner companies

Human resources mobilized for restoration

			No. of personnel
Disaster restoration			4,000
	Support for affected areas		2,300
		Wide-area support	1,000
	Logistics support		1,700
		Disaster Countermeasures Office	200

Equipment mobilized for restoration

	No. of units	No. of locations (total)
Satellite mobile base station vehicle	10	30
Mobile base station vehicle	21	31
Mobile power supply vehicle	30	64

12

Restoration Area Maps (in Japanese only)

- Indicating areas where service is available or disrupted, and the restoration schedule of disrupted areas
- Displaying information such as locations where free mobile phone/satellite phone and battery recharging services are provided, docomo Shop opening hours, etc.
- Commenced on Mar. 20, 2011 after being urgently developed, and updated on a daily basis

Map image

Possible to perform search by address, keywords

Flexible size levels through zoom in/out

Restoration schedule

- Areas to be restored by next day
- Areas to be restored by mid-April
- Areas to be restored by late-April
- Areas to be restored in May or beyond


Areas near Rikuzen-Takata, Iwate
(As of Mar. 29)
©Shobunsha Publications, Inc

Cumulative accesses:

Approx. 200,000 accesses in first 10 days of operation

Customer comments

- It is very useful that I can see the restoration status of service areas that changes everyday
- Very convenient, because I can check the availability of services in areas I visit for relief activities!
- It was very significant that DOCOMO played a leading role in active disclosure of restoration status

13

Support to Evacuation Shelters, etc.

■ Rental of free mobile phones, etc.

- Free-of-charge rental of mobile phones and free battery recharging stations to secure communication in disaster-stricken areas

◆ Free rental of satellite mobile phones: 900 units


Portable satellite phone 01



◆ Free rental of mobile phones: 2,100 units



◆ Internet access stations with tablets: 670 units





◆Free battery recharging stations: 410 locations



Multi-chargers: 130 units



AC adaptors: 6,500 units
Solar chargers: 3,150 units

14

Support to Various Organizations/Companies

■ Cooperation/support to various institutions

○ Provided tablet devices, data cards, etc., as a means of communication to assist various institutions engaged in relief/restoration activities in disaster-stricken areas

	Provided (13 projects)	Planned
GALAXY Tab	420 units*	320 units
Data card, Wi-Fi router	210 units	1,000 units
Mobile Phone	18 units*	—

* Included in the no. of rental phones on P. 14

◆ Principal support activities

Support offered to:	Overview	Support from DOCOMO
"Evacuation Shelter Surveillance System" (Support for research/medical institutions) 【Period 】 From Mar. 31, 2011	Local government officials and nurses utilize the Tab to record information regarding the occurrence of infectious disease at evacuation shelters. The recorded information contributes to a more efficient medical system and distribution of medicines.	GALAXY Tab: 300 units Basic monthly charge, communication charge: Free (Mar. 31 – Jun. 30, 2011)
National Research Institute for Earth Science and Disaster Prevention (NIED) 【Period】 From Mar. 23, 2011	"Disaster Risk Information Platform" developed by NIED provides map data and related information to isolated municipalities. Data cards from DOCOMO provide a means of communication.	Data cards: 100 units Basic monthly charge, communication charge: Free (Mar. 23 – Jun. 30, 2011)
Elementary/junior high schools in Iwate Prefecture 【Period】 From Apr. 25, 2011	DOCOMO has been assisting information sharing between prefectural authorities and 60 elementary/ junior schools in Iwate where network environment was destroyed. Mobile Wi-Fi routers were provided as a means of data communications.	Mobile Wi-Fi routers: 60 units Basic monthly charge, communication charge: Free (Apr. 25 – Jul. 31, 2011)
Japan Primary Care Association 【Period】 From Apr. 12 , 2011	Devices from DOCOMO provide means for communication between evacuation shelters and doctors who are able to practice in the disaster-affected areas or doctors volunteering in remote rural areas.	GALAXY Tab : 42 units Data cards: 3 units Basic monthly charge, communication charge: Free (Apr. 12 –Jul. 31, 2011)
The Japan Chamber of Commerce and Industry (JCCI) 【Period】 From Apr. 11, 2011	Because the local chambers of commerce in Iwate, Miyagi and Fukushima prefectures were affected by the disaster, members of JCCI are working to assist in the restoration of small & medium sized enterprises. DOCOMO devices provide them a means for communication.	Data cards: 30 units Mobile phones: 10 units Basic monthly charge, communication charge: Free (Apr. 11 – Mid-July, 2011)
Japan Meteorological Agency (JMA) 【Period】 From Mar. 23, 2011	Provision of data monitored by DOCOMO's environmental sensor network to assist the JMA's observation activities due to disruption of some AMeDAS observation points	Provision of environment sensor network observation data (temperature, rainfall, wind)

15

Payment-Related Support Measures Items Content Content Content Extension of payment deadline March bills (For use in Feb. 2011) April bills (For use in March 2011) May bills (For use in April 2011) ^ Payment deadline extended to Jun. 30, 2011 Refund of charges Refund of basic monthly fee, optional service charges and flat-rate packet charges, for the periods when the service was unavailable due to failure of DOCOMO facilities or mobile phones damaged by water exposure Refund of basic monthly fee, optional service charges and flat-rate packet charges, for the periods when the service was unavailable due to failure of DOCOMO facilities or mobile phones damaged by water exposure Refund of basic monthly fee, optional service charges and flat-rate packet charges, for the periods when the service was unavailable due to failure of DOCOMO facilities or mobile phones damaged by water exposure Waiver of cancellation charges Waiver of cancellation fees for customers who request cancellations on subscriptions due to disruption of service Waiver of cancellation fees for customers who request cancellations on subscriptions due to disruption of service Waiver of cancellation fees for customers who request cancellations on subscriptions due to disruption of service Free data restoring service for damaged by water exposure Waiver of data restoring service fee (regularly ¥5,250) Waiver of data restoring service fee (regularly ¥5,250) Waiver of data restoring service fee (regularly ¥5,250) Waiver of commission Waiver of commission for reissuing FOMA cards and phone number storage Waiver of commission for reissuing FOMA cards and phone number storage Waiver of commission for reissuing FOMA cards and phone number storage Special discount for purchase of mobile phone Special discount of up to ¥10,500 to be provided for purchase of a new mobile phone (some models can be purchased virtually for ¥0) Special discount of up to ¥10,500 to be provided for purchase of a new mobile phone (some models can be purchased virtually for ¥0) Special discount of up to ¥10,500 to be provided for purchase of a new mobile phone (some models can be purchased virtually for ¥0) Reduced mobile phone repair charges 50% discount of repair charges of damaged phones 50% discount of repair charges of damaged phones 50% discount of repair charges of damaged phones

Launch of Charity Drive Website

- Collected donations totaling ¥944 million (As of Apr. 26, 2011)

Donations	Donations collected (As of Apr. 26, 2011)	
	No. of cases	Amount
By sale of charity content	64,048	¥ 12,449,410
Through the "DOCOMO mobile remittance service"	190,534	¥558,657,877
Of "DOCOMO Points"	181,663	¥370,417,700
By DCMX (credit card)	(To be confirmed after payment is made)	
Of DCMX points (As of Apr. 26, 2011)	305	¥ 541,200
By sale of charity apps on docomo market (i-mode)	7,168	¥ 1,915,450
TOTAL	**443,718**	**¥944,031,637**

17

Support by DOCOMO Group Companies

1. Support offered by DOCOMO Group companies

Company name	Content	Donations, etc.
Oak Lawn Marketing, Inc.	· Established disaster-relief fund and collected donations by calling for cooperation from overseas partners, etc. · Delivery of own products (low-resilience mattresses, blankets) and other relief supplies (baby formula, diapers, medical and sanitary products) directly to evacuation shelters · Support of sales of local specialty products through OLM's order receipt/payment/delivery system	¥150 million
D2 COMMUNICATIONS INC	· Donation	Approx. ¥10.40 million
net mobile AG (Germany)	· Collection of donation using SMS	(in progress)
DOCOMO PACIFIC, INC (Guam/Saipan)	· Joint fund-raising with other companies · Donation collection using SMS and charity auctions · Donated 15% of revenues from sales of prepaid handsets/SIM cards, etc.	Approx. US$ 50,000
NTT DOCOMO USA, INC. (USA)	· Partial waiver of international call charges to Japan, and waiver of international roaming charges during stay in Japan	—
Weather Service, Inc.	· Free provision of information site containing detailed weather information of disaster-stricken areas	—

2. Cooperation from manufacturers

Samsung Japan Corporation	· Provision of GALAXY Tab for free	2,400 units

18

Support to docomo Shops

- Relief money totaling ¥38.00 million for disaster-stricken docomo Shop operators
- Joint call for cooperation in financial aid to all docomo Shop operators in Japan by primary 10 distributors and DOCOMO. Financial aid from DOCOMO matched the total sum collected from nationwide shop operators
- Assistance in rebuilding shops and on financing expenses for products, etc.
- Zero-interest loans upon the request from shop operators


docomo

docomo Shop
(Ishinomaki-Higashi, Miyagi)



docomo Shop (Ishinomaki-Higashi, Miyagi: Interior)



Remains of docomo Shop
(Rikuzen-Takata, Iwate)

19

Full-Scale Restoration Plan (Note) Areas within the exclusion zones near Fukushima Nuclear Plant will be restored taking into consideration regulations and other conditions ^ Full-scale restoration will be carried out to replace stop-gap/temporary repair measures to recover network area quality to pre-earthquake levels by Sept. 30, 2011 Full-scale restoration works for regions that suffered enormous devastation (e.g., entire town destroyed by tsunami, etc.) will be carried out in coordination with each region's revival Recovery of network area quality to pre-earthquake levels by Sept. 30, 2011 Newly constructed base stations Repaired facilities Submerged/ physically damaged stations : 97 Stations with damage to facilities: 97 No. of base stations to be restored: 194 Damaged sections: 140 Repaired transmission lines Transmission line facilities Full-scale restoration

Great East Japan Earthquake-Related Restoration/Support Expenses Overview Overview Estimated impact Estimated impact Overview Overview CAPEX Profit/ Loss Stop gap/ temporary repairs Temporary facility construction subcontract, etc. - ¥5.5 billion Removal of damaged facilities Removal of submerged/ physically damaged facilities, etc. - ¥4.5 billion Customer support Financial support for handset repairs/purchases, etc. - ¥4.0 billion Full-scale recovery Installment of new base stations, transmission lines, etc. ¥10.0 billion ¥2.0 billion TOTAL TOTAL ¥10.0 billion ¥16.0 billion

New Disaster Preparedness Measures: Basic Approach

- Securing communication in key areas (e.g., densely populated areas, administrative centers, etc)

(1) Deploy base stations with large zone scheme in densely populated location, to provide coverage in the event of a disaster or a power outage affecting large areas. (Approx. 100 stations)

(2) Use uninterruptable power supply systems or ensure 24-hour battery supply in base stations covering prefectural and municipal government offices (Approx. 1,900 stations)

- Swift response to disaster-stricken areas

(3) Swift provision communication using satellite mobile phones (3,000 units)

(4) Quick construction of service areas using satellite system
- Increase no. of satellite-entrance base stations installed (car-mount type: double from current level to 19 units, portable type: 24 new units)

(5) Flexible area construction using entrance microwave system
- Deployment of emergency microwave facilities (100 sections)

- Further improvement of customer convenience

(6) Development of voice message service using disaster-resilient packet communications technology

(7) Enrichment of “Restoration Area Maps”

(8) Support of voice guidance in “Disaster Message Board” service

(9) Further utilization of “Area Mail”

(10) Further utilization of ICT through the collaboration with SNS

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